HESKETT & HESKETT

ATTORNEYS AT LAW

JOHN HESKETT

                  501 SOUTH JOHNSTONE, SUITE 501

  TELEPHONE  (918) 336-1773

ZACHARY HYDEN

BARTLESVILLE, OKLAHOMA 74003

  FACSIMILE  (918) 336-3152

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  Email: info@hesklaw.com

JACK HESKETT (1932 - 2005)

BILL HESKETT (1933 - 1993)

January 19, 2007

Nili Shah

Accounting Branch Bhief

United States Securities and Exchange Commission

Via Electronic Transmission

Re:

Innova Pure Water, Inc.

Form 10-KSB for Fiscal Year Ended June 30, 2005

Filed October 12, 2005

File No. 000-29746

Mr. Shah:

I am counsel for Innova Pure Water, Inc. and am in receipt of your letter dated August 24, 2006, regarding the referenced filings.  The Company’s responses to your questions are as follows:

Form 10-KSB for the Fiscal Year ended June 30, 2005

1.  We have reviewed your response to prior comment 1 which you believe supports your basis that Innova (“the Company”) is the acquiring entity in the Numera Software (“NSC”) acquisition.  We have also taken into consideration recent facts provided verbally on August 16, 2006, regarding the composition of the Board.  After consideration of the above, we still believe that the NSC acquisition should be accounted for as a reverse acquisition, where NSC is the accounting acquirer.  As previously requested, please revise your filing accordingly.

RESPONSE:

The Company has revised its filings to reflect that the ASC acquisition is now accounted for as a reverse acquisition, where NSC is the accounting acquirer.  The Company filed the necessary 8-K on October 11, 2006, that states:  “the company incorrectly accounted for its acquisition of Numera Software in 2005 as an acquisition, when it should have been accounted for as a reverse acquisition, with NSC as the acquirer”.

In addition, the Company filed an amended 10-KSB for June 30, 2005 on November 1, 2006.  The Amended 10-KSB discloses that the Company considers the ACS acquisition as a reverse merger and that NSC is the accounting acquirer.

Form 10-QSB for the Quarterly Period ended March 31, 2006

2.  We note management concluded that the Company’s disclosure controls and procedures were ineffective at December 31, 2005 as a result of material weaknesses identified and have now concluded at March 31, 2006 that disclosure controls and procedures are effective.  Revise future filings to disclose the nature of the material weaknesses in detail and the specific steps that the Company has taken to remediate the material weaknesses as requested in our letter dated May 4, 2006.  Also, revise to explain how management has determined that disclosure controls and procedures are now effective given the material weaknesses identified.

RESPONSE:

The Company filed the following response on November 1, 2006 in its Amended 10-KSB for the fiscal year ending on June 30, 2005:

“During the quarter ended December 31, 2005, the outsourced record-keeping service that the Company used to complete the Company’s filings had a computer failure.  As a result, the Company could not access the information required to properly and timely complete its formal submittal within the time period required.

The Company’s outsourced record-keeping service was able to recreate the Company’s electronic accounting records and begin the report submittal process.  Re-creation of accurate bookkeeping records resulted in adjustments being made during the review, and due to the number of adjustments discovered, the auditors believed that there was a material weakness in the internal control structure.  Upon recognition of that weakness, both the Company’s management and its auditors examined the financial statements and determined that the financial statements are materially correct at December 31, 2005.

Standard and normal daily procedural controls that were not maintained during the time of the accounting software failure were controls within the outsourced record-keeper’s system.  However, the Company determined that it had not adequately protected its interests and obligations by implementing its own procedures and controls over the outsourced entity.  The Company realized that the processes and procedures required to assure control over a catastrophic failure of systems information were not in place.  The Company then measured the outsourced record-keeping entity’s ability to continue servicing the Company’s needs and based on that assessment, immediately required that they implement changes in their controls, procedures and accounting software and hardware in order to avoid reoccurrences of the same issue in the future.  The Company’s current procedures require redundant backups of electronic information systems, as well as the establishment of timelines for gathering of data required for accurately and timely submittal of required reporting forms.

Also, in response to the outsourced record-keeper’s software failure event, management implemented a business continuity plan, while continuing its daily procedural and monitoring controls that were previously standard practice prior to the computer failure.  The Company understands that the outsourced record-keeping service has taken corrective measures to monitor its operations.  However, the Company has and will continue to develop and implement procedures and timelines that will enable it to monitor the progress of all information required to meet its internal requirements and its SEC reporting requirements.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange act of 1934, as of March 31, 2006, and again as of June 30, 2006.  Based on this evaluation, and the improvements made in the procedures as stated in this Item 8, our principal executive officer and principal financial officer determined that our disclosure controls and procedures were now effective, and that the re-occurrence of the events of the quarter ending December 31, 2005 would be prevented by the controls now in place.”

The foregoing information is deemed to be Company’s complete response to your inquiries of August 24, 2006.  In the event you require additional information or have additional questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/   Zachary Hyden

Zachary Hyden